POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereto) for the years ended December 31, 2015 and 2014. Further information, including the Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2015, may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 2, 2016 and was reviewed by the Audit Committee and approved by the Corporation’s Board of Directors.

FORWARD-LOOKING
STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation’s expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross margin dollars and percent; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with the Corporation’s past experience, that the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that the Corporation will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s fourth quarter and 2015 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, the Corporation does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board in assessing the Corporation’s performance and making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

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BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products and services help the world’s leading loyalty programs enhance loyalty member engagement and participation and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a privately branded and Points’ branded basis. In addition, the Corporation operates the Points Loyalty Wallet, where millions of members manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

Loyalty Programs generate substantial economic benefits for their parent companies and are increasingly seen as strategic marketing and business assets. Points provides products and services which enhance these loyalty programs and the member engagement which is so critical to the success of the program. Points does not directly compete with loyalty rewards programs and as such operates as a business partner of the loyalty program. Consequently, Points products and services are available to numerous loyalty partners simultaneously to enhance their programs through the Loyalty Commerce Platform (“LCP”), which is the backbone of the Points product and service offerings. The LCP has been designed as an Application Program Interface (“API”)-driven transactional platform that provides internal and external product developers easier access to the direct integrations into the Corporation’s technological infrastructure. This approach facilitates loyalty commerce transactions and encourages incremental participation resulting in greater value to a loyalty program partner and their membership base. The LCP offers a consistent interface for developers that is self-serve capable, providing broad access to loyalty transaction capabilities based on the Corporation's direct integrations with its loyalty program partners. The LCP supports not only the Corporation’s core Buy, Gift and Transfer (“BGT”) products, but also additional loyalty products offered by Points directly or by third party product providers. Additionally, the LCP facilitates the broad distribution of loyalty currencies and loyalty commerce transactions through multiple channels via the newly developed Points Loyalty Wallet.

The Corporation’s business relationships with its Loyalty Partners enables the products and services offered by Points to be exposed to the vast memberships of these loyalty programs. Access to these growing loyalty membership databases provides growth opportunities for the Corporation by increasing the overall level of member engagement with the Corporations’ products in a very cost effective manner. In addition, offering new and innovative products to expand the suite of product offerings on the LCP to existing and new loyalty programs presents an additional growth opportunity for the Corporation. Securing additional Loyalty Partners to utilize our LCP and products and services provides a further growth opportunity for Points. With direct integrations into more than 50 of the worlds’ leading loyalty programs and access to over 500 million loyalty members, the LCP uniquely positions the Corporation to connect third parties channels with highly engaged loyalty program members and the broader loyalty market.

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The Corporation’s e-commerce solutions are utilized by over 50 of the world’s leading loyalty programs, including:

•	United Airlines MileagePlus	•	InterContinental Hotels Group
•	Southwest Airlines Rapid Rewards	•	Scandinavian Airlines EuroBonus
•	British Airways Executive Club	•	Hilton HHonors
•	Virgin Atlantic Flying Club	•	Alaska Airlines Mileage Plan
•	AF-KLM Flying Blue	•	Saudi Arabian Airlines Alfursan
•	Starwood Preferred Guest	•	Delta Air Lines SkyMiles
•	Hyatt Gold Passport	•	American Express Membership Rewards
•	American Airlines AAdvantage	•	Lanpass

In 2015, Points e-commerce solutions delivered approximately $400 million annually in incremental revenue for Points’ loyalty program partners. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (TSX: PTS) and on the NASDAQ Capital Market (NASDAQ: PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies directly to loyalty program members. The Corporation categorizes its revenue in three ways: principal revenue, other partner revenue and interest income.

Principal Revenue:
Principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from loyalty program partners at wholesale rates and resells them directly to consumers. The Corporation has a substantial level of responsibility with respect to operations, marketing, pricing and commercial transaction support. In addition, the Corporation may assume additional responsibility when assuming a principal role, such as credit and/or inventory risk.

Other Partner Revenue:
Other partner revenue includes transactional revenue that is realized when the Corporation assumes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners and other revenue received from partners which is not transactional in nature.

Interest Income:
Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

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The Loyalty Market

Year-over-year, loyalty programs continue to generate a significant source of ancillary revenue and cash flows for program operators. According to the Colloquy group, a leading consulting and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. increased from 2.6 billion in 2012 to 3.3 billion in 2014, representing an increase of 27%. In addition, the average U.S. household belonged to 29 loyalty programs as of 2014, versus 22 loyalty programs in 2012 (source: 2015 Colloquy Loyalty Census, February 2015). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, specialty retail, and financial services industries continue to be dominant in loyalty programs in the U.S., smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Further, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent. As a result of this changing landscape, loyalty programs must continue to provide innovative value propositions in order to drive activity in their programs.

In light of this environment, the Corporation continues to advance the functionality of its LCP which provides external product developers easy access to the direct integrations with the Corporation’s loyalty program members. The loyalty commerce platform provides a medium to more easily facilitate transactions and provide greater value to a program’s membership base. The Corporation continues to focus on innovation and be highly engaged in a quickly developing loyalty industry. As the Corporation continues to advance the platform’s capabilities, Management believes the addressable market opportunity for the Corporation will continue to increase.

OPERATING HIGHLIGHTS AND DEVELOPMENTS

Financial Growth

During 2015, the Corporation continued to generate strong growth across key financial metrics while absorbing the impact of airline industry consolidation. Points generated record revenues of $296,376 in 2015, an increase of 16% over 2014. The addition of new principal partnerships over the past twelve months combined with strong organic growth from existing partners, more than offset the impact of the departure of the American Airlines and US Airways BGT products at the beginning of 2015. Most notably, 2015 represented the first full year of operating Points’ long-term principal partnership with United Airlines’ Mileage Plus program, which launched in late 2014.

From a profitability perspective, the Corporation generated net income of $5,165 in 2015, an increase of 10% over 2014. Further, the Corporation delivered record Adjusted EBITDA (please refer to ‘Adjusted EBITDA’ on page 13 for definition) of $11,054 in 2015, an increase of 22% over 2014. The Corporation takes a balanced approach to managing the business, based not only on short term profitability targets but also with a view to investing against significant market opportunities. Adjusted EBITDA in 2015 reflected this balanced approach, with gross margin dollars from core retailing products continuing to grow in 2015 while increasing investments were made to advance the scale and functionality of the Corporation’s LCP. During the year, 66% of incremental gross margin generated in 2015 contributed to increased Adjusted EBITDA.

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The Loyalty Commerce Platform - Expanding Points’ Addressable Market Opportunities Through Investment

The Corporation’s business and the loyalty market continued to evolve in 2015. As part of this evolution, Points continued to expand the LCP for loyalty programs and third party developers. Management continues to see an increasing number of ways in which loyalty programs, third parties, and merchants are starting to leverage the functionality of the LCP, introducing a broader range of revenue opportunities for the Corporation.

Leveraging these platform advancements, the Corporation announced its Loyalty Wallet offering in 2015. The Loyalty Wallet is a distributable set of platform capabilities, accessible via APIs that allow loyalty programs, merchants, and third parties to embed balance tracking and loyalty commerce transactions into their product offerings. The distributable functionality of the Loyalty Wallet enables the Corporation to broadly distribute loyalty currencies and loyalty commerce transactions through multiple distribution channels. Management believes these third party distribution channels will significantly increase the market opportunity for the Corporation, by engaging loyalty program members in their preferred channel with personalized loyalty transactions. The Corporation is uniquely positioned to connect third party channels with highly engaged loyalty program members and the broader loyalty market.

As the Corporation has continued to advance the capabilities of the LCP, so too has the pace of product innovation on the platform. Leveraging the online travel assets acquired in the 2014 acquisition of Accruity Inc., and its San Francisco based hotel booking service PointsHound, the Corporation completed the first stage of its private-branded hotel e-commerce platform in 2015, branded “Points Travel.” The Points Travel product connects online hotel bookings with loyalty, quickly integrating into a loyalty programs’ web and mobile properties to create a unique travel e-commerce offering that is program-branded and leverages the transactional capabilities of the loyalty commerce platform. This new innovation represents a distinct product offering to the world’s loyalty programs, further increasing the addressable market opportunity to the Corporation by connecting loyalty with the online travel vertical.

Lastly, investments against the LCP in 2015 were focused on enhancing the functionality and efficiency of the Corporation’s core BGT retailing products. Development efforts were focused on expanding marketing and merchandising capabilities, including responsive design, personalized offers, and mid and back office efficiencies. The initial roll out of these new capabilities with existing BGT partners began in 2015, and the Corporation expects to advance this migration in 2016. Management anticipates measureable improvements across these core products, including increased transactions and conversions.

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Management will continue to invest against the advancement of the LCP to position the Corporation to better facilitate the growth and innovation of the broader loyalty industry and capture what management views as a significant market opportunity. In addition, these investments will enable the corporation to add scale to the business, which it believes will lead to stronger operating leverage in the future.

New Partnerships & Products

The Corporation was successful in growing the breadth and depth of its loyalty network in 2015, with new partner signings across both its core retailing products and newer product innovations such as the Loyalty Wallet and Points Travel.

In support of its loyalty wallet efforts, the Corporation launched a redesigned Points.com in the third quarter of 2015, now branded the “Points Loyalty Wallet,” which features a responsive design for mobile devices and a new user interface that is designed to increase user engagement within the wallet. More importantly, the Corporation announced new Loyalty Wallet partnerships with Suretap, a leader in open mobile wallet technology with support from Canada’s major wireless carriers, and the Royal Bank of Canada (“RBC”), the largest financial institution in Canada. Through these new distribution partnerships, the loyalty commerce platform will power a loyalty section for these respective wallets, where users will be able to store loyalty information from more than 100 loyalty reward currencies, making it easier to earn and use loyalty currencies. Once loyalty card information is integrated, consumers in these wallets may be able to scan or tap their phone at the point of sale to make a purchase, redeem a coupon, and collect loyalty points. Expected to be in market in 2016, these new loyalty wallet partnerships, are a first step in the LCP facilitating the broad distribution of loyalty currencies and loyalty commerce transactions by engaging program members in the channels they use with relevant transactions.

Building on the Corporation's Points Travel development efforts, the Corporation announced a new partnership with Miles & More GmbH in 2015, Europe’s largest loyalty program and the frequent flyer currency for Lufthansa and nine other European airlines. Miles & More members will now have the ability to earn miles at over 100,000 hotels globally through the Points Travel product. In addition, just after the fourth quarter of 2015, the Corporation announced and launched a new Points Travel partnership with La Quinta Inns & Suites. The new product offering enables La Quinta Returns members the ability to redeem their account balances for online bookings at thousands of luxury hotels and resorts. Redemptions can be made using loyalty currency or a combination of loyalty currency and cash.

In addition, the Corporation continued to increase the reach of its core retailing products in 2015, expanding its footprint in the growing Asian loyalty market. The Corporation announced and launched a new commission partnership with Hainan Airlines, the fourth largest airline in terms of fleet size in the People’s Republic of China. Points now powers the buy, gift and exchange products for international members of the Hainan’s Fortune Wings Club loyalty program. Additionally, the Corporation signed a new principal partnership with Shangri-La Hotels, a premier hotel network that operates 92 hotels across North America, Europe, Australia, China, and the Middle East. The new partnership with Shangri-La’s Golden Circle loyalty program will enable loyalty program members the ability to buy and gift their loyalty points.

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Lastly, the Corporation continued to connect loyalty programs with new merchants, offering third parties the opportunity to participate and transact through the loyalty commerce platform. In the third quarter of 2015, the Corporation, in partnership with JetBlue Airways, integrated Farmax, the leading pharmacy chain in the Dominican Republic, and its loyalty card Provital, to the Points Loyalty Commerce Platform. This integration allows Farmax customers to now earn TrueBlue points through their daily purchases at Farmax retail locations and affiliated establishments.

Capital Allocation

Points’ strong balance sheet enabled the Corporation to continue to invest in the business while returning value to shareholders. As part of its commitment to create shareholder value, the Corporation completed the repurchase and cancellation of 439,094 of its common shares as part of its Normal Course Issuer Bid during the year. These purchases were made in accordance with applicable securities laws and stock exchange rules of the United States and Canada. The Corporation will continue to purchase it shares under an NCIB with a similar program in 2016.

2015 KEY FINANCIAL MEASURES

Highlights of operating results for year ended December 31, 2015 include:

•	Record revenues of $296,376, an increase of $41,387 or 16% over the prior year;
•	Gross margin of $42,666, an increase of $3,010 or 8% over the prior year (please refer to ‘Revenue, Direct Costs and Gross Margin’ on page 10 for definition and explanation);
•	Net income of $5,165, an increase of $481, or 10% over the prior year;
•	Adjusted EBITDA of $11,054, higher by $1,999 or 22% from the prior year (please refer to ‘Adjusted EBITDA’ on page 13 for definition and explanation); and
•	As at December 31, 2015, the Corporation had cash and cash equivalents of $51,364, no debt and $13.5 million available through its credit facilities with its principal bank.

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SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

(In thousands of US dollars, except share
and per share amounts)	2015	2014	2013
Revenue	$296,376	$254,989	$202,370
Gross margin[1]	42,666	39,656	33,104
Ongoing operating costs	31,612	30,601	25,670
Adjusted EBITDA[2]	11,054	9,055	7,434
Operating income[3]	7,639	6,767	4,272
Net income	$5,165	$4,684	$3,606
Earnings per share
Basic	$0.33	$0.30	$0.24
Diluted	$0.33	$0.30	$0.23
Weighted average shares outstanding
Basic	15,547,595	15,402,258	15,241,989
Diluted	15,601,170	15,627,059	15,531,144
Total assets	$99,928	$85,061	$95,012
Total liabilities	$57,733	$43,844	$62,465
Shareholders’ equity	$42,195	$41,217	$32,547

1Gross margin is a non-GAAP financial measure. Refer to page 10 for definition and explanation.
2Adjusted EBITDA is a non-GAAP financial measure. Refer to page 13 for definition and explanation.
3Operating income is an additional GAAP measure presented in the financial statements, and is defined as Net income before Interest and other income and Income tax expense. Management presents this additional GAAP measure to provide comparability of the Corporation’s operating income before the impact of interest and taxes.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenue less direct cost of principal revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. Gross margin is viewed by management to be an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues retained by the Corporation that are available to fund ongoing operating expenses, including incremental spending that is in line with the long term investment strategy of the Corporation. In general, the Corporation seeks to maximize the gross margin generated from each loyalty partner relationship.

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Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

(In thousands of US dollars)	2015	2014	Variance
Principal revenue	$283,409	$244,686	$38,723
Other partner revenue	12,871	10,211	2,660
Interest revenue	96	92	4
Total Revenue	$296,376	$254,989	$41,387
Direct cost of principal revenue	253,710	215,333	38,377
Gross margin[1]	$42,666	$39,656	$3,010
Gross margin %[2]	14%	16%	(2%	)

1Gross margin is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue.
2 Gross margin % is a non-GAAP financial measure and is defined as Gross margin as a percentage of Total revenue.

The Corporation generated record revenue of $296,376 for the year ended December 31, 2015, an increase of $41,387 or 16% over 2014. The increase in revenues over the prior year is primarily attributable to the full year results from 2014 BGT product launches with Hilton HHonors in June 2014 and BGT and Reinstate products with United Airlines MileagePlus in December 2014. Additionally, the Corporation’s strong promotional activities resulted in an approximate 9% organic growth in existing partners over the prior year. These increases were partially offset by the departure of American Airlines and US Airways BGT products at the beginning of 2015. With the EURO weakening approximately 17% against the US dollar on a year over year basis, revenues were adversely impacted by $4,715 net of related foreign exchange hedges in 2015.

Principal revenue for 2015 was $283,409, an increase of $38,723 or 16% over 2014. The increase in principal revenues from Hilton HHonor’s BGT product and United Airlines’ BGT and Reinstate products, as well as organic growth from existing principal partnerships, more than offset the decrease in principal revenue from the departure of the US Airways BGT product. Changes in the Corporation’s principal revenues are driven by many factors that include the timing of promotions that are sent by the Corporation to the loyalty programs’ membership base, growth in a partner’s membership base, and the effectiveness of other marketing campaigns and channels, including retail price changes of loyalty currencies initiated by the Corporation to generate incremental revenues.

Other partner revenue for 2015 was $12,871, higher by $2,660, or 26%, from 2014. The year-over-year increase was largely due to the changes in the US Airways BGT arrangement whereby revenues were recorded as other partner revenue in the first quarter of 2015, new products launched during the year, and growth from existing commission partnerships.

Gross margin for 2015 was $42,666, an increase of $3,010, or 8%, from the prior year. The increase in gross margin dollars was largely driven by the annualized impact from principal partnerships launched by the Corporation in 2014, as well as organic growth from the Corporation’s existing partnership base, partially offset by the departure of the US Airways BGT product. Gross margin percentage decreased from 16% in 2014 to 14% in 2015. The decrease was primarily due to specific promotional offers put into market with the Corporation’s larger principal partners in the second half of the year, which generated increased transaction volumes and member engagement, but at a lower overall gross margin percentage. The gross margin percentage was also impacted by the relative mix of revenues generated from principal partnerships and other partner revenues.

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ONGOING OPERATING COSTS

(In thousands of US dollars)	2015	2014	Variance
Employment costs	$22,699	$22,529	$170
Marketing and communications	1,704	1,379	325
Technology services	1,343	1,083	260
Operating expenses	5,866	5,610	256
Total ongoing operating costs	$31,612	$30,601	$1,011

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology services costs and operating expenses. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, management enters into foreign exchange forward contracts for the majority of its predictable Canadian dollar expenditures on a rolling 12-month basis to mitigate the impact of foreign exchange volatility.

Ongoing operating costs for 2015 were $31,612, an increase of $1,011, or 3%, from 2014. The increase in ongoing operating costs over the prior year was primarily attributable to increased headcount, marketing and technology services costs, largely offset by foreign exchange benefits as the Canadian dollar weakened against the US dollar during the year.

Employment Costs

Employment costs, including salaries and bonuses, employee share-based compensation expenses, contract labour charges, recruiting, benefits and other related taxes, are predominantly incurred in Canadian dollars. Employment costs of $22,699 in 2015 were relatively flat with 2014, increasing $170, or 1%, from 2014.

The Corporation added a number of new technology, product, and marketing driven resources to the business in 2015. Average full time equivalents (“FTEs”) increased from 167 in 2014 to 193 in 2015. FTEs in 2015 included contract and short term roles of 16.

The incremental payroll costs associated with increased resourcing levels in 2015 were largely offset by foreign exchange savings due to the continued weakness of the Canadian dollar in 2015.

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New resource additions in 2015 were made to the Corporation’s San Francisco office, which was acquired in the Corporation’s acquisition of Accruity Inc. in April of 2014, and select hires in the Toronto head office. Personnel in the San Francisco office were predominantly technology and product based and focused on expanding the Corporation’s Loyalty Wallet and Points Travel innovations.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations costs, and other online marketing and promotional activities. Marketing and communications costs for 2015 were $1,704, increasing $325 or 24% from 2014. The increase from the prior year was due to increased partner engagement activities and publicity efforts held throughout the course of 2015, including the Corporation hosting a loyalty partner conference and also higher advertising costs.

Technology Services

Technology services include online hosting and managed services, equipment rental and software license fees. Technology service costs for 2015 were $1,343, increasing $260 or 24% from 2014. The increase from the prior year was the result of higher software license fees and data security costs.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for 2015 were $5,866, an increase of $256, or 5% from 2014. The increase from the prior year period was mainly attributable to higher operating costs associated with the acquisition of Crew Marketing in December 2014. Operating costs are expected to increase slightly in 2016.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, AND FOREIGN EXCHANGE (“Adjusted EBITDA”)

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before interest, taxes, depreciation, amortization, and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

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Reconciliation of Net Income to Adjusted EBITDA

(In thousands of US dollars)	2015	2014	Variance
Net income	$5,165	$4,684	$481
Interest and other income	-	(5)	5
Income tax expense	2,474	2,088	386
Depreciation and amortization	3,546	2,150	1,396
Foreign exchange loss (gain)	(131)	138	(269)
Adjusted EBITDA[1]	$11,054	$9,055	$1,999
Gross Margin[2]	$42,666	$39,656	$3,010
Adjusted EBITDA[1] as a % of Gross Margin[2]	26%	23%	3%

1 Adjusted EBITDA is a non-GAAP financial measure. See above for definition and explanation.
2Gross margin is a non-GAAP financial measure and is defined as Total revenue less direct cost of principal revenue. Refer to page 10 for definition and explanation.

For the year ended December 31, 2015, the Corporation’s Adjusted EBITDA was $11,054, an increase of $1,999 or 22% from 2014. The increase in Adjusted EBITDA was largely the result of increased gross margin in 2015 outpacing the growth in operating expenses. In 2015, 66% of incremental gross margin contributed to Adjusted EBITDA.

Additionally, in line with management’s view that gross margin is an integral measure of financial performance, Adjusted EBITDA as a percentage of gross margin is viewed by Management as a key internal measure of operating efficiency. This measure demonstrates the Corporation’s ability to generate profitability after it has funded ongoing operating costs and made investments in key strategic areas.

For the year ended December 31, 2015, Adjusted EBITDA as a percentage of gross margin was 26%, an increase of 3% over the prior year period. The increase was primarily attributed to higher gross margin dollars earned in 2015 from new products and partnerships exceeding incremental ongoing operating costs.

DEPRECIATION, AMORTIZATION, INCOME TAX, INTEREST AND OTHER EXPENSES

(In thousands of US dollars)	2015	2014	Variance
Depreciation and amortization	$3,546	$2,150	$1,396
Foreign exchange loss (gain)	(131)	138	(269)
Interest and other income	-	(5)	5
Income tax expense	2,474	2,088	386
Total	$5,889	$4,371	$1,518

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Depreciation and Amortization Expense

Depreciation and amortization expense in 2015 increased $1,396, or 65%, from 2014. The increase in expense from the prior year is due to the amortization of the additional intangible assets acquired from Crew marketing in December 2014. Amortization expense is expected to increase to approximately $4,000 in 2016, which would reflect amortization on additional intangible assets developed by the Corporation.

Foreign Exchange (“FX”) Gain / Loss

US / Canadian FX Rates	2015	2014	2013
Period Start	0.8599	0.9351	1.0080
Period End	0.7209	0.8599	0.9351
Period Average	0.7837	0.9059	0.9716

US / EURO FX Rates	2015	2014	2013
Period Start	1.2155	1.3768	1.2967
Period End	1.0906	1.2155	1.3768
Period Average	1.1105	1.3292	1.3283

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet, revenues, and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities) that give rise to exposure to foreign exchange risk. At period end, non-US dollar monetary balance sheet accounts are translated in accordance with the period-end FX rate. To the extent that the foreign denominated monetary assets and liabilities are not equal, the net effect after translating the balance sheet accounts is recorded in the consolidated statement of comprehensive income for the period. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The majority of the Corporation’s revenues in 2015 were transacted in US dollars and EUROs. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to as much as one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

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For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in net income. For the year ended December 31, 2015, the Corporation reclassified a loss of $1,050, net of tax, from other comprehensive loss into net income. The cash flow hedges were effective for accounting purposes at December 31, 2015. Realized losses from the Corporation’s hedging activities, in 2015, were driven by the appreciation of the U.S. dollar against the Canadian dollar.

For the year ended December 31, 2015, the Corporation recorded a foreign exchange gain of $131 compared with a foreign exchange loss of $138 in 2014.

Income Tax Expense

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax expense of $2,474 in 2015 compared to an income tax expense of $2,088 in 2014. This expense largely relates to the reduction of the deferred tax asset, as the Corporation generated higher taxable income in 2015 compared to 2014.

NET INCOME AND EARNINGS PER SHARE

(In thousands of US dollars, except per share amounts)	2015	2014	Variance
Net Income	$5,165	$4,684	$481
Earnings per share
Basic	$0.33	$0.30	$0.03
Diluted	$0.33	$0.30	$0.03

The Corporation reported net income of $5,165 for the year ended December 31, 2015 compared with net income of $ 4,684 for the year ended December 31, 2014. The increase from the prior year was driven by higher gross margin dollars earned for the full year from principal partnerships launched during 2014. The higher margin dollars were partially offset by higher operating expenses resulting from more FTE’s compared to the prior period, and increased marketing and communications costs as a result of the Corporation’s stronger advertising and public relations effort.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,547,595 common shares for the year ended December 31, 2015, compared with 15,402,258 common shares for the year ended December 31, 2014. The Corporation reported basic and diluted earnings per share of $0.33 for the year ended December 31, 2015 compared with basic and diluted earnings per share of $0.30 for the year ended December 31, 2014.

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BALANCE SHEET VARIANCES

Consolidated Balance Sheet Data as at	Dec 31,	Dec 31,
(In thousands of US dollars)	2015	2014
Cash and cash equivalents	$51,364	$36,868
Restricted cash	1,000	1,573
Funds receivable from payment processors	6,588	6,691
Accounts receivable	2,988	2,305
Prepaid expenses and other assets	1,256	1,134
Total current assets	$63,196	$48,571
Property and equipment	1,466	1,856
Intangible assets	18,616	18,320
Goodwill	7,130	7,130
Deferred tax assets	1,755	3,492
Long-term investment	5,000	5,000
Other assets	2,765	692
Total non-current assets	$36,732	$36,490

Accounts payable and accrued liabilities	$5,808	$6,260
Payable to loyalty program partners	49,526	36,030
Current portion of other liabilities	1,852	1,285
Total current liabilities	$57,186	$43,575
Total non-current liabilities	$547	$269
Total shareholders’ equity	$42,195	$41,217

Cash and cash equivalents

The Corporation’s cash and cash equivalent balance fluctuates to a large degree with movements in its principal revenue volume. As the processor of record in these transactions, the timing of activity around a reporting period will affect this line item as well as the ‘Payable to loyalty program partners’ line item in the consolidated financial statements. The increase from prior year is primarily attributable to the business acquisitions and long term investments made during 2014, as well as increased gross margin dollars in 2015, slightly offset by the use of cash in the Corporation’s normal course issuer bid which began in early 2015.

Other assets

The Corporation’s other assets balance increased $2,073 and was primarily driven by an increase in loyalty reward currencies related to the Corporation’s revenue guarantees to certain loyalty program partners.

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Deferred tax asset

The Corporation’s deferred tax asset balance decreased $1,737, which was primarily attributable to the Corporation generating taxable income in 2015.

Payable to loyalty program partners

The Corporation’s balance payable to loyalty program partners increased $13,496, which is attributable to the level of transactional activity with loyalty program members, and the timing of payments made to loyalty partners. The increase was also partially the result of the Corporation’s revenue guarantees to certain loyalty program partners. The Corporation may have up to approximately sixty days to pay loyalty partners based on its settlement cycle with loyalty partners.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	December 31,	December 31,
(In thousands of US dollars)	2015	2014
Cash and cash equivalents	$51,364	$36,868
Restricted cash	1,000	1,573
Funds receivable from payment processors	6,588	6,691
Total funds available	58,952	45,132
Payable to loyalty program partners	49,526	36,030
NET OPERATING CASH[1]	$9,426	$9,102
Total current assets	$63,196	$48,571
Total current liabilities	57,186	43,575
WORKING CAPITAL	$6,010	$4,996

1 Management defines “Net Operating Cash” as ‘Total Funds Available’ (Cash and cash equivalents, Restricted cash, and Funds receivable from payment processors) less amounts Payable to loyalty program partners. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other companies may include other items in their definition of ‘Net Operating Cash’. Therefore it is unlikely to be comparable to similar measures presented by other companies.

The Corporation’s financial strength is reflected in its balance sheet. As at December 31, 2015, the Corporation continues to remain debt-free with $9,426 of net operating cash (December 31, 2014 – $9,102). Net operating cash increased $324 from December 31, 2014, and this was primarily attributed to Adjusted EBITDA of $11,054 generated in the year, largely offset by cash used for NCIB share repurchases in the amount of $4,567, share purchased and held in trust to fund the Corporation’s stock unit plan in the amount of $1,215, additions to capital and intangible assets in the amount of $3,452, and changes in other working capital balances.

The Corporation’s working capital (defined as current assets minus current liabilities) was $6,010 at December 31, 2015 compared to working capital of $4,996 as at December 31, 2014. Working capital increased mainly due to Adjusted EBITDA generated during the year, partially offset by investing and financing activities during the year. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

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On July 2, 2015, the Corporation entered into a bank credit facility agreement with Royal Bank of Canada, in which three credit facilities will be available. The first facility is a revolving term facility in the amount of $6,000 and available until July 2, 2016. The second facility is a term loan facility of $7,500 to be used solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation, and available until July 2, 2016. The third facility is a term loan facility of $7,000 to be used solely for the purposes of repurchasing the Corporation’s common shares, and available until March 8, 2016. The aggregate borrowings under both the second and third facilities may not exceed $7,500. There have been no borrowings to date under these facilities.

Sources and Uses of Cash

(In thousands of US dollars)	2015	2014	Variance
Operating activities	$21,932	$(7,619)	$29,551
Investing activities	(2,922)	(20,159)	17,237
Financing activities	(5,505)	(614)	(4,891)
Effects of exchange rates	991	1,072	(81)
Change in cash and cash equivalents	$14,496	$(27,320)	$41,816

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate depending on the timing of promotional activity and partner payments. In 2015, the Corporation experienced an increase in cash inflows primarily due to the timing of payments to loyalty partners and receipts of funds from payment processors.

Investing Activities

Cash used in investing activities decreased in 2015 largely due the acquisition of Accruity Inc. in April 2014 and Crew Marketing in December 2014, as well as the final tranche payment in China Rewards in the second quarter of 2014. During 2015, the Corporation’s investing activities were primarily focused towards the internal development of intangible assets such as the Loyalty Wallet and Points Travel products.

Financing Activities

Cash flows used in financing activities for the year ended December 31, 2015, related to the NCIB share repurchases and share purchased and held in trust to fund the Corporation’s employee share unit plan, slightly offset by issuance of capital stock from the exercise of employee stock options.

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Contractual Obligations and Commitments

	Total	Year 1[3]	Year 2	Year 3	Year 4	Year 5+
Operating leases[1]	$8,087	$863	$1,443	$1,306	$1,238	$3,237
Principal revenue[2]	670,163	169,344	194,168	170,751	135,900	-
	$678,250	$170,207	$195,611	$172,057	$137,138	$3,237

1 The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
2 For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.
3 The guarantees and commitments schedule is prepared on a rolling 12-month basis.

Operating lease and principal revenue obligations will continue to be funded through working capital. The Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event that the sale of miles/points are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has recorded approximately $2,936 on the consolidated balance sheet representing mileage reward currencies acquired as part of prepaid and other assets.

Transactions with Related Parties

Certain members of the Board of Directors, or their related parties, hold positions in other companies that result in them having control or significant influence over those companies. Certain of these companies transacted with the Corporation during the year. The terms and conditions of these transactions are consistent with those conducted with third parties at arm’s length. The amounts owing are unsecured, interest-free and due for payment under normal payment terms from the date of the transaction.

The Corporation recognized the value and outstanding balances related to these transactions as follows:

In thousands of Canadian	Transaction values for the year		Balance outstanding as at
dollars	ended December 31		December 31
	2015	2014	2015	2014
Marketing expenses	$89	$137	$8	$-

The Corporation has an investment in China Rewards which allows it to elect one member of the Board of Directors. As at December 31, 2015, the Corporation had a receivable of $93 from China Rewards. The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Corporation has earned commission revenue of $14 on the aforementioned transactions.

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Subsequent Event

On March 2, 2016, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The Corporation has been informed that the Toronto Stock Exchange ("TSX") has accepted its notice of intention to make a normal course issuer bid to repurchase up to 764,930 of its common shares (the "Repurchase"), representing approximately 5% of its 15,298,602 common shares issued and outstanding as of February 24, 2016.

The primary purpose of the Repurchase is purchases for cancellation. Repurchases will be made from time-to-time at the Corporation’s' discretion, based on ongoing assessments of the Corporation’s' capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by management considering market conditions, stock prices, its cash position, and other factors.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 51,956 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at March 2, 2016 (figures in CAD$).

Security Type	Date of Expiry	Number	Strike Price
Options	March 14, 2016	49,428	11.04
Options	May 12, 2016	528	9.86
Options	July 11, 2016	500	9.17
Options	December 02, 2016	1,500	9.02
Total		51,956

OUTSTANDING SHARE DATA

As of March 2, 2016, the Corporation has 15,298,602 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 741,764 common shares. The options have exercise prices ranging from $9.02 to $30.84 with a weighted average exercise price of $15.49. The expiration dates of the options range from March 14, 2016 to March 16, 2020.

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The following table lists the common shares issued and outstanding as at March 2, 2016 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,298,602
Convertible Securities: Share options	741,764	CAD$ 11,488,292
Common Shares Issued & Potentially Issuable	16,040,366	CAD$ 11,488,292
Securities Excluded from Calculation:
Options Available to grant from ESOP[1]	128,125

1 “ESOP” is defined as the Employee Stock Option Plan. The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

FOURTH QUARTER RESULTS

	For the three months ended
(In thousands of US dollars, except per share	Dec. 31,	Sept. 30,	Dec. 31,
amounts)	2015	2015	2014
Revenue	$80,228	$81,133	$64,841
Gross margin[1]	9,964	10,080	10,394
Ongoing operating expenses	7,774	8,078	7,708
Adjusted EBITDA[2]	2,190	2,002	2,686
Operating income[3]	1,412	1,120	2,051
Net income	$961	$768	$1,468
Earnings per share
Basic	$0.06	$0.05	$0.10
Diluted	$0.06	$0.05	$0.09
Total assets	$99,928	$85,198	$85,061
Shareholders’ equity	$42,195	$42,203	$41,217

1Gross margin is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue. Refer to page 8 for definition and explanation.
2Adjusted EBITDA is a non-GAAP financial measure. Refer to page 11 for definition and explanation.
3Operating income (loss) is an additional IFRS measure presented in the financial statements, and is defined as Net income before Interest and other income and Income tax expense. Management presents this additional IFRS measure to provide comparability of the Corporation’s operating income before the impact of interest and taxes.

REVENUE, DIRECT COSTS AND GROSS MARGIN

The Corporation generated revenues of $80,228 during the fourth quarter of 2015. This represents a decrease of $905 or 1% over the third quarter of 2015, and a $15,387 or 24% increase from the prior year fourth quarter. Gross margin dollars decreased $116 or 1% over the third quarter of 2015, and $430 or 4% from the prior year fourth quarter. Gross margin dollars will typically increase or decrease in line with the change in revenues, however, gross margin is impacted by the relative mix of partner and product revenues earned and the gross margin associated with each transaction.

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ONGOING OPERATING COSTS

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2015	2015	2014
Employment costs	$5,220	$5,732	$5,289
Marketing and communications	531	499	330
Technology services	355	357	276
Operating expenses	1,668	1,490	1,813
Total	$7,774	$8,078	$7,708

Ongoing operating costs decreased $304 or 4% over the third quarter of 2015 and increased $66 or 1% over the fourth quarter of 2014. The decrease over the third quarter of 2015 is largely attributed to the weakening Canadian dollar and the cancellation of 73,758 performance share units in Q4 2015. The increase over the fourth quarter of 2014 is primarily due the Corporation’s increased advertising and public relations effort in 2015.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2015	2015	2014
Depreciation and amortization	$895	$891	$581
Foreign exchange (gain) loss	(117)	(9)	54
Income tax expense	451	352	583
Total	$1,229	$1,234	$1,218

Depreciation and amortization expenses were slightly higher than the third quarter of 2015 and increased by $314 or 54% over the fourth quarter of 2014 due to the addition of the intangible assets acquired from Crew Marketing in December 2015.

Foreign exchange (gains) losses are a result of transactions in currencies other than the Corporation’s functional currency, the US dollar. At period end, non-US dollar monetary balance sheet accounts are translated in accordance with the period-end FX rate. An appreciation of the US dollar will result in foreign exchange losses in non-USD monetary balances, and a depreciation of the US dollar will result in foreign exchange gains in non-USD monetary balances.

Income tax expense is a result of the taxable income generated by the Corporation in each period. The Corporation assesses its taxable income to ensure eligible tax deductions are fully utilized.

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Adjusted EBITDA

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2015	2015	2014
Net income	$961	$768	$1,468
Income tax expense	451	352	583
Depreciation and amortization	895	891	581
Foreign exchange (gain) loss	(117)	(9)	54
Adjusted EBITDA	$2,190	$2,002	$2,686

Adjusted EBITDA of $2,190 increased $188 or 9% from the third quarter of 2015 and decreased $496, or 18%, from the fourth quarter of 2014. The increase from the third quarter of 2015 was driven by the success of customer analytics that allowed for effective marketing campaigns that resulted in incremental revenues and gross margin dollars. The decrease from the prior year fourth quarter resulted from the departure of the US Airways BG products combined with promotional activities and offers that carried a lower gross margin profile compared to the prior year.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

				Diluted
			Basic earnings	earnings
Three month period ended	Total Revenue	Net income	per share	per share
December 31, 2015	$80,228	$961	$0.06	$0.06
September 30, 2015	81,133	768	0.05	0.05
June 30, 2015	67,898	1,721	0.11	0.11
March 31, 2015	67,117	1,715	0.11	0.11
December 31, 2014	64,841	1,468	0.10	0.09
September 30, 2014	61,446	1,553	0.10	0.10
June 30, 2014	70,445	1,220	0.08	0.08
March 31, 2014	58,257	443	0.03	0.03

Through years of successfully building partnerships with loyalty programs around the world, growing relationships with loyalty programs, and deepening its understanding of loyalty program members, the Corporation has built a reputation of being a leading global provider of e-commerce solutions for the global loyalty rewards industry. Since inception, the Corporation has worked to gain the trust of loyalty rewards programs of leading businesses in many industries. In its earlier years, the Corporation focused its attention on developing relationships with companies in the airline and hospitality industries in the US and Europe, as the loyalty industry was more established in these regions. In more recent years, the Corporation has focused on diversifying its loyalty program partnership base and has placed attention on other industries which are growing and include the financial services industry and the speciality retail sector. Through the addition of new partnerships or products year after year, the Corporation has been able to generate increases in revenues on a consistent basis. In addition, the Corporation has increased revenues from existing partnerships by strengthening its understanding of loyalty program member behaviour, through the use of direct marketing efforts and data analytics. Increases in both transaction levels as well as revenues will generally drive higher overall profitability, while decreases in both transaction levels as well as revenues will generally drive lower overall profitability.

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Growth in the Corporation’s revenues are impacted by the number and size of new loyalty program partner and product launches in a year. In addition, revenues are also impacted by the retention of existing loyalty program partnerships and products, and level of marketing activities placed into market with existing loyalty program partners and the overall effectiveness of such activities. Historically, in the absence of any new partner or products launched, and absence of marketing activities, the Corporation will typically generate lower revenues in the first quarter of a year as fewer partner promotions are held after the December holiday season. In addition, and in the absence of launching new partnerships and products, revenues in the second and third quarter will be impacted by the level and effectiveness of marketing activities carried out with loyalty program members. Revenues for the third quarter of 2015 were the highest in the Corporation’s history, and was a result of new partnerships launched in 2014, as well organic growth from existing partnerships resulting from successful promotional activity carried out by the Corporation.

Net income of the Corporation is impacted by the gross margin earned in each quarter, which is a result of the relative mix of revenues earned in the period and gross margin generated on each transaction, marketing and promotional activity carried out with loyalty program members, and changes in operating expenses. In 2014 and 2015, the Corporation increased operating expenses and resource levels. Additions to staff resourcing were largely in the area of research and development, focused on advancing the capabilities of the Corporation’s loyalty commerce platform. Resources were also added in the areas of business development, marketing and data analytics. The change in headcount in these areas have resulted in increased employment expenses over prior periods. In 2014 the Corporation was successful in completing the acquisition of two businesses in the year. The acquisition of both businesses led to higher professional and consulting fees required in closing each acquisition in 2014 and increased operating expenses for the Corporation in 2014 and 2015. Net income increased in 2015 on a year over year basis and was the result of growth in gross margin outpacing the growth in operating expenses.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Revenue Recognition and Presentation

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue and direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. This determination requires the exercise of judgment and management usually considers whether:

•	The Corporation has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
•	The Corporation has inventory risk before or after the customer order, during shipping or on return;
•	The Corporation has discretion in establishing prices (directly or indirectly);
•	The Corporation bears the customer’s credit risk for the amount receivable from the customer;
•	The Corporation modifies the product or performs part of the services;
•	The Corporation has discretion in selecting the supplier used to fulfill an order; or
•	The Corporation is involved in determining product or service specifications.

Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue by the Corporation and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue.

Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

Arrangements with multiple components

In revenue arrangements including delivery of more than one product or service (separately identifiable components), each identifiable component is a separate unit of accounting and the arrangement consideration is allocated to each unit of accounting based on its relative fair value.

Determining the fair value of each component can require complex estimates due to the nature of the goods and services provided. The Corporation generally determines the fair value of individual elements based on the price when the element is sold on a stand-alone basis.

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Evaluation of Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgement and estimates that use inputs that may not be readily observable.

Allocation of the purchase price affects the results of the Corporation as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

The Corporation tests goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount. In calculating the value in use of a cash generating unit (“CGU”) or group of CGU’s, i.e. the net present value of the future cash flows associated with the CGU or group of CGU’s, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgement. These include the anticipated cash flows from the specific partner relationships, the likelihood that these partners will renew existing contracts and enter into new product arrangements with the Corporation in the future, annual growth assumptions, and the selection of an appropriate discount rate. Management prepares forecasts that assess the specific risks related to each individual partner relationship separately and are used in determining the value in use of the CGU’s or group of CGU’s to which goodwill has been allocated.

Income Taxes

The recognition of deferred tax assets is based upon whether it is probable that sufficient and suitable taxable profits will be available in the future or whether taxable temporary differences will reverse such that deferred tax assets can be utilized. Recognition therefore involves a degree of estimation and judgement regarding the future financial performance or the timing of the reversal of deferred tax liabilities of the particular legal entity in which the deferred tax assets have been recognized.

The Corporation is subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities involves certain uncertainties in interpreting complex tax regulations, management’s best estimates are used to determine potential tax liabilities. Differences between the estimates and the actual amount of taxes are recorded in net earnings at the time they can be determined.

Share-based Payments

The Corporation applies the fair value method to all grants of share options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest are recorded over the options’ vesting period and charged to earnings with a corresponding credit to contributed surplus. In determining the number of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures.

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Changes in the subjective input assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Corporation could have an impact on net income.

Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs, as well as acquired technology and customer relationships. The relative size of the Corporation’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgement of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

Property and equipment

Estimates and assumptions to determine the carrying value of property and equipment and related depreciation impact to the Corporation’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income. The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

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For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s consolidated financial statements for the year ended December 31, 2015. The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses.

Recent accounting pronouncements adopted by the Corporation in 2015 are listed below:

•	Amendments to IFRS 7, Financial Instruments: Disclosures – In October 2010, the IASB amended IFRS 7 to allow users to improve their understanding of transfer transactions of financial assets, including understanding the possible effects of any risks that may remain with the entity the transferred the assets.

New accounting standards and interpretations not yet adopted by the Corporation are listed below:

The IASB has issued the following new standards and amendments to existing standards:

•	IFRS 15, Revenue from Contracts with Customers - In May 2014, the IASB issued IFRS 15 which supersedes existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRSs such as IAS 17, Leases. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

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The standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is assessing the impact of this standard on its consolidated financial statements.

•

IFRS 9, Financial Instruments - In July 2014, the IASB issued IFRS 9 (2014) that will eventually supersede the current IAS 39 Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard is mandatorily effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is assessing the impact of this standard on its consolidated financial statements.

•

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets - In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. The amendment is effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

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IFRS 16, Leases – In January 2016, the IASB issued IFRS 16 which specifies how a company will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low value. The standard is mandatorily effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Corporation is assessing the impact of this standard on its consolidated financial statements.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. The following section summarizes certain of the major risks and uncertainties that could materially affect our future business results going forward. The risks described below may not be the only risks faced by the Corporation. Other risks which currently do not exist or which are deemed immaterial may surface and have a material adverse impact on the Corporation’s results of operations and financial condition.

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A downturn in the demand for air travel could adversely impact the demand for loyalty currency services

The Corporation and the majority of its loyalty program partners operate in the travel industry. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. The Corporation generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Consolidation activity in the airline industry is common and has been part of an industrywide solution to address structural financial problems. This consolidation activity has continued in 2014. This activity could potentially increase due to increasing operating costs, or bankruptcy of major carriers. Additional consolidation activity among the Corporation’s partner base could result in the loss of a partnership and potentially have an adverse impact on the Corporation’s future earnings.

We rely on contractual relationships with loyalty program partners that are subject to termination and renegotiation

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that may be short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have a material adverse effect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

We could face significant liquidity risk if we fail to meet contractual performance commitments

In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles that will be processed over the term of its agreements with certain loyalty program partners, which, for the most part, have been met. The commitments are measured annually. There is a risk that these commitments may not be met, such as the case in 2015 and in certain prior years, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation's ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to the Corporation. The failure to obtain such financing could have a material adverse impact on the Corporation’s business, revenues, operating results and financial condition.

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We could face significant competition from other companies in the loyalty industry including loyalty program partners that may have, or develop, in-house business solutions departments that could take responsibility for services currently provided by the Corporation

With respect to the Corporation’s Points.com consumer portal, several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer the ability to track program balances, but do not offer any of the transaction options available on Points.com. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points.com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

The Corporation's loyalty currency services must compete with a wide range of companies that provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology offered by the Corporation to its existing and potential partners.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation. Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation's business, operations and prospects.

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Our brand, revenue and profitability are affected by our ability to control cyber security risks

Due to the online nature of the Corporation’s business, member databases are maintained for products and services offered on Points.com. These databases contain member information including account transactions. Although the Corporation has established rigorous security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If the Corporation were to experience a security breach, its reputation may be negatively affected and the traffic generated on Points.com could decline in the event of any publicized compromise of security. Any perception that the Corporation released consumer information without authorization could subject the businesses to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with Points.com members and loyalty program partners. In addition, any unauthorized release of member information, or any public perception that member information was released without authorization, could lead to legal claims from consumers or regulatory enforcement actions.

We could face adverse consequences if there is a risk in the viability of the internet and system infrastructure

The end customers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted with its partners, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

The promotion and strengthening of our brand is critical to our business

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

We are exposed to adverse consequences if the Corporation cannot successfully retain its intellectual property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark offices worldwide. All of these actions taken allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

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We are exposed to litigation and adverse consequences if we infringe on the intellectual property rights of others

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Our operations are dependent on the proper functioning of software and processing of transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Our financial performance is substantially dependent on retaining key technical and management personnel

Our performance is substantially dependent on the performance of our key technical and senior management personnel. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

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Chargebacks of a material amount could have an adverse consequence on the Corporation

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on its business, operating results and financial condition.

Our business could be negatively impacted by changes to domestic and international tax laws, rules and regulations

The Corporation operates in multiple jurisdictions and has relationships with several foreign partners. The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and Ecommerce. If the tax laws, rules or regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value-added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse effect on the Corporation’s business, operating results and financial condition.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with IFRS as issued by the IASB. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

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The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Corporation’s annual consolidated financial statements, the report of the independent registered public accounting firm on the consolidated financial statements and the effectiveness of internal control over financial reporting, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission ("SEC") and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) as of December 31, 2015. Based on this evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in ruled adopted by the SEC and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter and year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management of the Corporation has evaluated the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that the Corporation’s internal control over financial reporting is effective as of December 31, 2015.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2015, has been audited by KPMG LLP, the Corporation’s Independent Registered Public Accounting Firm, who also audited the Corporation’s consolidated financial statements as at and for the year ended December 31, 2015.

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